TWO HARBORS INVESTMENT CORP.

601 Carlson Parkway

Suite 150

Minnetonka, MN 55305

May 11, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Kevin Woody

Re:	Two Harbors Investment Corp.
Form 10-K
Filed February 28, 2012
File No. 001-34506

Dear Mr. Woody:

By letter dated May 8, 2012, the Staff has requested additional information from Two Harbors Investment Corp. (the “Company”) related to the Form 10-K filing referenced above. We have set forth below our responses to the Staff’s comments. We have keyed our responses to the Staff’s comments by providing our response immediately following a reiteration of the original Staff comment.

Item 1. Business, page 1

1.	To the extent residential real property become a material portion of your portfolio, please provide operating data for those investments. Such information should include, but is not limited to, occupancy rates, rental rates, and geographic information.

Response:    To the extent residential real property becomes a material portion of our portfolio, in future Exchange Act periodic reports, we will expand our disclosure to include operating data for those investments, including occupancy rates, rental rates and geographic information.

2.	You disclose, in the first risk factor on page 15, that lenders are able to value your collateral for the purpose of determining whether to initiate a margin call. In future Exchange Act periodic reports, please discuss the objective nature of any valuation and the typical time period in which a margin call can be cured.

Response:    In future Exchange Act periodic reports, we will expand our disclosure to include a discussion of the objective nature of any valuation and the typical time period in which a margin call can be cured.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

3.	To the extent that you significantly modify your agency or non-agency RMBS holdings during the reporting period, in future Exchange Act periodic reports, please provide additional disclosure regarding your purchasing and selling activities. Discuss the average yield on assets sold and purchased and, specifically for non-agency RMBS purchased, the average credit rating and the loan to value ratio.

Response:    To the extent that we significantly modify our RMBS holdings during a reporting period and that modification results in either a significant shift in the allocation of our portfolio as between agency and non-agency RMBS or a significant shift in our average yields on our RMBS portfolio, we will provide such additional disclosure regarding our purchasing and selling activities.

Mr. Kevin Woody

May 11, 2012

Also, for your non-agency portfolio as of period end, please tell us if you would be able to provide the geographic diversity of the collateral, the average loan size, default data, and your position within the payment cascade of the RMBS.

Response:    We respectfully refer you to pages 57 through 59 of our Form 10-K, wherein we provide disclosure concerning geographic diversity of the collateral, default data (e.g., 60+ day delinquencies and average credit enhancement), and the original issuance payment cascade position of our RMBS portfolio (e.g., senior or mezzanine). In future Exchange Act periodic reports, we will expand our disclosure to include average loan size.

4.	In future Exchange Act periodic reports, please include an analysis of any trend in the changes in the net interest rate spread of your agency and non-agency holdings.

Response:    In future Exchange Act periodic reports, we will expand our disclosure to include an analysis of any trend in the changes in the net interest rate spread of our agency and non-agency holdings.

5.	We note your disclosure of haircut ranges on page 4. In future Exchange Act periodic reports, please disclose your weighted average haircuts and excess capital cushions and address, if material, any trends related to the amounts of these lender protections.

Response:    We generally finance our assets using repurchase agreements collateralized by assets being financed (e.g., RMBS). Rather than specifying excess capital cushions, our repurchase counterparties typically require us to comply with certain financial covenants, such as minimum stockholders’ equity, debt-to-equity limits and cash requirements. We disclose this information on page 64 of our Form 10-K. In future Exchange Act periodic reports, we will expand our disclosure to include weighted average haircuts and, if material, any trends related to these matters.

6.	On page 45, your disclosure appears to indicate that your debt to equity ratio has increased significantly compared to 2010. In future Exchange Act periodic reports, please provide more details regarding the specific factors that you consider in establishing your actual debt to equity ratio.

Response:    As noted in our disclosure on pages 39 and 60 of our 10-K, over the past several quarterly periods, we have generally maintained a debt-to-equity ratio in the range of 3.0 to 5.0 times to finance our RMBS, Agency derivatives and mortgage loans, on a fully deployed capital basis. Our debt-to-equity ratio is directly correlated to the make-up of our RMBS portfolio; specifically, the higher percentage of Agency RMBS we hold, the higher our debt-to-equity ratio is, and vice versa. We may alter the percentage allocation of our portfolio between Agency and non-Agency RMBS depending on the quality of the assets that are available to purchase from time to time, including at times when we are deploying proceeds from common stock offerings we conduct. In future Exchange Act periodic reports, we will expand our disclosure to include any additional factors that materially influence any meaningful shifts in our actual debt to equity ratio.

Market Conditions and Outlook

Prepayment speeds and volatility due to interest rates, page 44

7.	We note that the designated credit reserve as a percentage of the total unamortized discount and as a percentage of the face value of your non-Agency RMBS portfolio has increased from the prior year. Please tell us the reason for the increase. In your response tell us whether this is indicative of the company purchasing securities with higher risk and if so please disclose that fact in future filings.

Mr. Kevin Woody

May 11, 2012

Response:    Our non-Agency RMBS portfolio grew by three-fold during fiscal year 2011. As disclosed in Note 3 of the Notes to the Financial Statements, our designated credit reserve as a percentage of total discount increased from 52.9% to 59.1% and our designated credit reserve as a percentage of total face value increased from 24.5% to 29.3%. We believe these increases are relatively moderate in context of the portfolio growth and can be explained by disclosures on pages 57 through 59 of our Form 10-K. We increased our subprime allocation from 38.7% to 75.5% while decreasing our allocation to Prime and Alt-A exposure. This allocation shift resulted in our average purchase price decreasing from 60.25% of par to 55.74% of par as subprime bonds are generally sold at higher discounts to par given their current delinquency performance or expectations of future credit performance. As a result of this increase in allocation to subprime securities, our 60+ day delinquencies increased from 33.0% to 42.2% and average original FICO score decreased from 679 to 647, while our average credit enhancements remained consistent. These shifts drive a higher percentage of expected loss in our portfolio and higher designated credit reserves.

A subprime bond may generally be considered higher risk; however, if purchased at a discount that reflects a high expectation of credit losses, it could be viewed less risky than a prime bond, which is subject to unanticipated credit loss performance. Accordingly, we believe our risk profile in owning a heavily discounted subprime bond with known delinquencies affords us the ability to assume a higher percentage of expected credit loss with comparable risk-adjusted returns to a less discounted prime bond with a lower percentage of expected credit loss. In future Exchange Act periodic reports, we will expand our disclosure to include this discussion.

8.	Tell us the total amount transferred from designated credit reserve to unamortized net discount during the current year. Please enhance your disclosure to include this information in future filings to extent it is significant.

Response:    We respectfully refer you to the Notes to Consolidated Financial Statement, page 86 of our Form 10-K, for disclosure of these amounts. In future Exchange Act periodic reports, to the extent it is significant, we will expand our disclosure to include a qualitative discussion on the amount transferred from designated credit reserve to unamortized net discount.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 8. Derivative Instruments and Hedging Activities, page 89

9.	Please provide us with more information regarding your Inverse interest-only securities. In your response tell us the significant terms of the investment including but not limited to the interest payment terms, initial investment and amount at risk. Additionally, please tell us how you determined that this investment meets the definition of a derivative.

Response:    In the first half of 2010, we began acquiring inverse interest-only (“IIO”) securities, which complemented the interest-only securities we utilized for hedging purposes. Like interest-only securities, IIO securities do not pay principal. Unlike interest-only securities, they are not fixed coupons but instead have a floating coupon which generally resets monthly and is inversely related to LIBOR or a LIBOR-based index. Due to the inverse LIBOR component, the IIO security will generally incur less price volatility than a straight interest-only security. Typically, when interest rates rise the coupon will decline, lowering fair value, while prepayments will slow, increasing fair value.

Mr. Kevin Woody

May 11, 2012

Please refer to page 96 of our Form 10-K for disclosure concerning the IIO securities face value, amortized cost and carrying value. The amortized cost would represent the maximum amount at risk relative to the purchase price. The carrying value would represent the maximum amount at risk relative to our stockholders’ equity. Also note that we account for IIO securities at fair value with changes in the fair value recognized currently in earnings.

We reached our conclusion to account for IIO securities as derivatives in accordance with guidance set out in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities and FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments (“FASB Statement No. 155”), which were both superseded by FASB codification. Based on this guidance and in communication with our independent registered public accounting firm, we concluded that the addition of an underlying inverse relationship to LIBOR created an underlying term not present in the original debt instrument.1 Furthermore, we acknowledge that FASB affirmed that it intends the interest-only strip exemption to apply to only the simplest separations of interest payments from principal payments.2 While the inverse LIBOR contractual term is a relatively simple amendment to the contractual rights of the security’s cash flows, we believed it created a significant separation from the principal payments and ultimate risk of the security.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments, please direct them to our counsel, Steve Quinlivan, at Leonard, Street and Deinard, 150 South Fifth Street, Suite 2300, Minneapolis, MN 55402 (telephone: (612) 335-7076; facsimile (612) 335-1657; email: stephen.quinlivan@leonard.com).

Sincerely,

TWO HARBORS INVESTMENT CORP.

By: /s/  Brad Farrell

Brad Farrell

Chief Financial Officer and Treasurer

1	Excerpt from FASB Statement No. 155, (4)(a) Paragraph 14:

“However, interest-only strips and principal-only strips are not subject to the requirements of this Statement provided those strips ~~they~~ (a) ~~initially resulted from separating~~ represent the rights to receive only a specified proportion of the contractual interest cash flows of a specific debt instrument or a specified proportion of the contractual principal cash flows of that debt instrument ~~of a financial instrument that, in and of itself, did not contain an embedded derivative that otherwise would have been accounted for separately as a derivative pursuant to the provisions of paragraphs~~ 12 ~~and~~ 13 and (b) do not incorporate any terms not present in the original ~~financial~~ debt instrument ~~described above~~. An allocation of a portion of the interest or principal cash flows of a specific debt instrument as reasonable compensation for stripping the instrument or to provide adequate compensation to a servicer (as defined in Statement 140 ) would meet the intended narrow scope of the exception provided in this paragraph. However, an allocation of a portion of the interest or principal cash flows of a specific debt instrument to provide for a guarantee of payments, for servicing in excess of adequate compensation, or for any other purpose would not meet the intended narrow scope of the exception.”

2	Excerpt from FASB Statement No. 155, Appendix A, A11: “During redeliberations, the Board affirmed that it intends the interest-only strip and principal-only strip exemption to apply to only the simplest separations of interest payments from principal payments. The process of separating a debt instrument into its principal and interest components is referred to as stripping an instrument.”